

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 26, 2017

Via E-mail
Paul D. Sheely
Vice President, Finance and Chief Financial Officer
WSI Industries, Inc.
213 Chelsea Road
Monticello, MN   55362

> **Re:** **WSI Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended August 28, 2016**
> **Filed November 4, 2016**
> **Form 10-Q for the Quarterly Period Ended November 27, 2016**
> **Filed January 11, 2017**
> **File No. 0-00619**

Dear Mr. Sheely:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 28, 2016

Item 9A. Controls and Procedures.

Management's Report on Internal Control Over Financial Reporting, page 13

1.   We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment. Please tell us the COSO framework used by your management and, as required by Item 308(a)(2) of Regulation S-K, revise the report in future filings to identify the framework used.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 21

2.   We note that your auditors are Schechter Dokken Kanter Andrews & Selcer Ltd.
        However, the signature line and the name of the audit firm are not clearly presented since
        the names Schechter Dokken Kanter appear on the signature line in italicized text while
        the names Andrews & Selcer Ltd. appear underneath the bold line in normal font. In
        future filings, please revise so that both the signature and the name of the firm on the
        report are clearly presented. This comment also applies to the consent provided in
        Exhibit 23. Please refer to Item 302 of Regulation S-T which provides guidance on
        including signatures in electronic filings.

Note 1. Summary of Significant Accounting Policies

Goodwill, page 27

3.   In the fourth quarter of fiscal 2016, you performed a qualitative evaluation of your
        goodwill and concluded that it was more likely than not that your goodwill was not
        impaired. We note that your sales and net income in fiscal 2016 were lower than each of
        the prior two years. Please tell us about your analysis and how you considered the fact
        that your net asset value is significantly greater than your market capitalization. Refer to
        ASC 350-20-35C(g) and 35-3E.

4.   Further, given the facts that your net asset value is significantly greater than your market
        capitalization and your most significant assets are your property, plant and equipment,
        please tell us how you considered whether there was an impairment of these assets or a
        change in their useful lives. Refer to ASC 360-10-35-17 and 35-21.

Note 6. Income Taxes, page 32

5.   Please tell us the amount of research and development expenses incurred in each period
        presented and the underlying nature of the most significant activities or costs. In future
        filings provide the disclosure required by ASC 730-10-50-1.

Exhibit 23.1

6.   We note that the consent of your independent registered public accounting firm refers to
        its report on a schedule in addition to the financial statements. However we note no
        schedule or auditors' report on a schedule in the filing. Please request your auditors' to
        ensure that their consent in future filings is consistent with the information included in
        the filing.

Form 10-Q for the Quarterly Period Ended November 27, 2016

7.   In the first quarter of fiscal 2017, we note that the difference between your net asset value and market capitalization continued to increase and, subsequent to the end of the quarter, your largest customer stated that it was discontinuing one of the product lines for which you provide parts. We also note that your sales and net income in the quarter were lower than the same quarter in the prior year. Please tell us whether you performed an interim assessment of the impairment of your property, plant, and equipment and goodwill. Refer to ASC 350-20-35-30 and ASC 360-10-35-21.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery